TAG Oil Provides Corporate Update

Vancouver, British Columbia – May 27, 2009 – TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAOIF), advises that it has filed a Form 15F with the U.S. Securities and Exchange Commission (the "SEC") with the intention of voluntarily terminating the registration of its common shares under section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). TAG is current with all reporting requirements under the Exchange Act and expects that termination of registration will become effective 90 days after its filing with the SEC. As a result of this filing, TAG Oil’s reporting obligations with the SEC will immediately be suspended and, once effective, the Company's shares will no longer be quoted in the United States on the Over-the-Counter Bulletin Board (the “OTCBB”).

TAG's common shares will continue to trade in Canada on the TSX Venture Exchange (Tier 1) under the symbol “TAO” and the Company will continue to comply with its Canadian continuous disclosure obligations by making filings with the applicable Canadian securities regulators via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. These continuous disclosure filings will include the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles.

In deciding to terminate the registration of its common shares under the Exchange Act, the Company considered that the TSX Venture Exchange has been the Company’s primary trading market since 2005 and has accounted for 98% of trading volumes over the past year. Further, administrative burdens and costs associated with being a U.S. reporting company have significantly increased in the past few years and will continue to increase in coming years, particularly in light of SEC Sarbanes-Oxley requirements. The Company believes that these administrative burdens and their associated costs outweigh the benefits derived from the Company's registration with the SEC.

About TAG Oil Ltd.

TAG Oil Ltd. is a Canadian based company with a 30.5% interest in the Cheal Oil field and a prospect portfolio in the onshore Taranaki Basin, New Zealand. TAG is poised to grow through existing profitability, and through development and exploration on the Company’s high-graded acreage. TAG remains in a strong financial position, with sufficient working capital to maintain operations and meet all commitments for the foreseeable future.

Contact: Garth Johnson, CEO 1-604-609-3350
Website: http://www.tagoil.com/